**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 6-K**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

**For the month of March, 2002**

**SBS Broadcasting S.A.**

**(Translation or registrant's name into English)**

**8-10 rue Mathias Hardt, L-1717 Luxembourg**

**(Address of principal executive offices)**



Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X     Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____     No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS
BROADCASTING

FOR IMMEDIATE RELEASE

**TV2 IN HUNGARY TO NAME NEW MANAGEMENT TEAM AS PART OF TV2 REORGANIZATION**

**Luxembourg, May 14, 2002** – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that a new management team will be named at TV2 in Hungary (MTM-SBS Televizio Rt.). The members of the new TV2 management team will be announced tomorrow in Budapest. As part of an overall reorganization of TV2, SBS also announced:

- the purchase of MTM Produckcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2, for $4.5 million from the shareholders of MTM Kommunikacios Rt. ("MTM"), SBS's Hungarian partner in TV2;

- its initial payment of $3.3 million, with the ability to make a further payment of $5.0 million, towards the purchase of MTM's 16% economic interest in TV2, which is expected to be made available to new Hungarian investors at a later date; and

- the resignation of Ferenc Tolvaly, chairman of MTM, from his position as chief executive of TV2.

Commenting on the announcement, Michael Finkelstein, Chief Executive Officer of SBS, said, "SBS believes that the reorganization of TV2 will enable TV2 to embark upon the next phase of its development. The initial priority for TV2's new management will be to focus on improving TV2's operating performance. In due course, we expect to bring new Hungarian partners to TV2 who will help TV2 fulfill its potential in the Hungarian media landscape."

Markus Tellenbach, SBS's President and Chief Operating Officer, said, "We are pleased to announce the reorganization of TV2. Over its five-year history, TV2 has become widely recognized and respected for its role in the development of private television in Hungary. TV2 has established itself as a leading source of entertainment, news and information. This reorganization will enable TV2 to strengthen its position in the market, as well as generate significant cost savings. We want to thank Ferenc Tolvaly for his years of leadership in launching and building TV2. I am pleased to announce that he has agreed to continue his association with TV2 as a consultant."

-continued-

***Forward-Looking Statements***

Some of the statements in this press release are forward-looking, including, without limitation: the statements that we expect to make available MTM's 16% economic interest in TV2 to new Hungarian investors at a later date; the statement that the reorganization of TV2 will enable TV2 to embark upon the next phase of its development; the statement that the initial priority for TV2's new management will be to focus on improving TV2's operating performance; the statement that the reorganization of TV2 will enable TV2 to strengthen its position in the market, as well as generate significant cost savings.

These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; and our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors: Press:

Michael Smargiassi
Brainerd Communicators
Tel: +1 212 986 6667
Fax: +1 212 986 8302
smarg@braincomm.com

Glen Dickson
Brainerd Communicators
Tel: +1 212 986 6667
Fax: +1 212 986 8302
dickson@braincomm.com

Catriona Cockburn
Citigate Dewe Rogerson
Tel: +44 207 282 2924
Fax: +44 207 282 8040
catriona.cockburn@citigatedr.co.uk

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

SBS BROADCASTING S.A.

By: [signature]
Name: Michael Finkelstein
Title: Vice Chairman &
Chief Executive Officer

LONDON: 143021.1